Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited interim consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on May 3, 2021 (the “Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the Annual Report under the section titled “Risk Factors” and in other parts of the Annual Report.

FORWARD-LOOKING STATEMENTS

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments.  The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things: business objectives, goals and strategic plans; operating strategies; expected future revenues, earnings and margins; anticipated operating, selling and general and administrative costs; and anticipated capital expenditures. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Item 3. Key Information – D. Risk Factors” section of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.  Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Overview

Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”), formerly known as Hebron Technology Co., Ltd., was established under the laws of the British Virgin Islands (“BVI”) as a company limited by shares on May 29, 2012. On September 22, 2020, the Company changed its name from “Hebron Technology Co., Ltd.” to “Nisun International Enterprise Development Group Co., Ltd.” The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs in the People’s Republic of China (the “PRC”).

We are a technology-driven, integrated supply chain solutions and financial solutions services provider focused on transforming China’s corporate finance industry. We provide supply chain solutions services to corporate enterprises and finance institutions in technology supply chain management and digital technology transformation. Leveraging our fintech expertise and industry experience, we provide supply chain solutions to both PRC and non-PRC enterprises. Further, we offer a wide range of technology-driven customized financing solutions to small and medium-sized enterprises (SMEs) in China to improve SMEs’ access to capital. Our comprehensive solutions enable SMEs to acquire financing in a convenient, efficient and customized manner to facilitate healthy enterprise development. We also provide direct banking solutions to small- and medium-sized commercial banks and other financial institutions in their distribution and management of direct banking and other financial products. Built on our proprietary financial technology, our fintech platforms offer specialized asset allocation and financial planning services to institutional and individual investors.

Prior to November 30, 2020, our business also included equipment and engineering services focused on the development and manufacture of valves, pipe fittings fluid equipment primarily used in the pharmaceutical, biological, food and beverage industries in the PRC. The equipment and engineering services were conducted by Hong Kong Xibolun Technology Limited (“HK Xibolun”) and its subsidiaries in the PRC, Wenzhou Xibolun Fluid Equipment Co., Limited and Zhejiang Xibolun Automation Project Technology Co., Ltd. (collectively, the “Xibolun Group”).

On November 30, 2020, to streamline our businesses, we transferred all of our equity interests in HK Xibolun to Wise Metro Development Co., Ltd. (“Wise Metro”), an entity controlled by our former Chief Executive Officer and former Chairman of the Board of Directors, Mr. Anyuan Sun, pursuant to a call option agreement we entered into with Wise Metro on April 16, 2019. Through the disposition of our equity in HK Xibolun, we divested our interests in the Xibolun Group and discontinued our legacy manufacturing and engineering business.

Our current business is comprised of three main services areas: SME financing solutions, supply chain solutions and other financing solutions. We provide technology-driven customized comprehensive financing solutions to SMEs to improve SMEs’ access to capital and financings. Leveraging our closed-loop fintech ecosystem, we help SMEs channel working capital and liquidity resources by connecting SMEs to the investors and solving risk control issues in the financing process.

We launched our technology-driven integrated supply chain solutions business in January 2020. Fintech provides multi-level supply chain solutions to core enterprises and SMEs by focusing on industry and finance integration and industry segmentation. Our supply chain solutions services currently primarily target the agriculture, infrastructure, maritime logistics, energy and plastics products markets. With a focus on finance and industry linkage, we serve the upstream and downstream enterprises and transactions of the supply chain industry while facilitating supply-side sub-sector reforms. We aim to build supply chain platforms that link commercial banks, securities firms, trusts, investment funds, insurance companies and state-owned enterprises through the continued introduction of big data, artificial intelligence, Internet of Things, blockchain and other cutting-edge technologies into the supply chain industry.

Fintech also provides direct banking solutions to small and medium-sized commercial banks and other financial institutions in their distribution and management of direct banking and other financial products. Our Fintech platform offers specialized asset allocation and financial planning services to institutional and individual investors. It optimizes risk controls and asset management procedures to meet the investors’ financial planning needs and minimize their investment risks.

Impact of COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (COVID-19) was first identified and has since spread rapidly globally. The outbreak of COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of offices and business facilities globally. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The pandemic has caused significant volatility in the PRC and international financial markets. For the six months ended June 30, 2021 and subsequent period up to the date of this report, the COVID-19 pandemic did not have a material negative impact on the Company’s business and results of operations. The extent of the impact on the Company’s second half of fiscal 2021 results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on the Company’s future operations, financial condition, liquidity and results of operations if the current situation continues. For the six months ended June 30, 2020, the COVID-19 pandemic resulted in material adverse effects on the Company’s discontinued manufacturing and installation business. During the temporary business closure period in the Spring of 2020, employees had very limited access to the Company’s manufacturing facilities, and as a result, the Xibolun Group experienced difficulty providing manufacturing and installation services. In addition, due to the COVID-19 outbreak, some of the Company’s customers and suppliers experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, and suffered disruptions in their business, which in turn had caused further adverse impact on the manufacturing and installation business.

Recent Developments

On July 20, 2021, the Company announced that Fanlunke Supply Chain Management (Shanghai) Co., Ltd (“Fanlunke”), a subsidiary of Fintech Shanghai, has entered into a strategic collaboration agreement with Shanxi Zhongneng Shanhua Energy Co., Ltd (“Zhongneng Shanhua”) to jointly develop supply chain services targeting the coal industry and accelerate the digital transformation of Zhongneng Shanhua’s upstream and downstream supply chain. Zhongneng Shanhua is a subsidiary of Shanxi Energy Group, a Shanxi provincial government backed major energy enterprise. Its business encompasses development of new energy technology, coal industry, construction projects and electronic products.

On July 22, 2021, the Company announced that Fanlunke has signed a cooperation agreement with Beijing Digital Telecom Co., Ltd. (“Dixintong”) (HKEX: 06188), a subsidiary of state-owned enterprise Zhuhai Huafa Group Co., Ltd. (“Huafa Group”). Dixintong is a major retail chain for mobile phones and accessories in China. It primarily operates in the retail and wholesale areas of mobile communication equipment and accessories with over a thousand directly operated and franchised stores. The two parties will cooperate in the areas of retail supply chain management services to improve the efficiency and safety of the upstream and downstream retail consumer supply chain across multiple industries.

On July 27, 2021, the Company announced that Fanlunke has entered into a partnership agreement with Beijing Jingdong Century Information Technology Co., Ltd (“JD”), a subsidiary of JD.com, a leading technology driven e-commerce company in China. Under this agreement, the two groups will collaborate to jointly develop integrated supply chain solutions targeting the e-commerce industry.

On August 5, 2021, the Company announced that Jilin Lingang Supply Chain Management Co., Ltd., a subsidiary of Fintech Shanghai, has entered into a cooperation agreement with the Changchun branch of China Everbright Bank Co., Ltd. (“Everbright Bank”). Under this agreement, Everbright Bank will provide comprehensive bank credit support to us for a one-year period from 2021 to 2022, fully supporting the execution of our long-term supply chain operational strategy.

On September 16, 2021, the Company announced that it has entered into a strategic cooperation agreement with Qingdao Sunshine Chengyang Financial Holding Group Co., Ltd (“Sunshine Financial”). Under this agreement, the two parties will cooperate to develop supply chain services targeting the finance industry and build the “Qingdao Sunshine Nisun Supply Chain Platform.” Sunshine Financial operates in commercial factoring, supply chain trading, and equity investment businesses and is a wholly-owned subsidiary of Qingdao Chengyang Sunshine Chengyang Holding Group Co., Ltd. located in Qingdao City, China.

On September 21, 2021, the Company announced that Fanlunke has entered into a strategic collaboration agreement with Shanxi Guoxin Energy Corporation Shengda Coal Co., Ltd. (“Shengda Coal”) to jointly develop supply chain services targeting the coal industry. Shengda Coal is a subsidiary of Huaxin Gas, a state-owned enterprise restructured and organized by three energy companies in Shanxi province, including Shanxi Guoxin Energy Corp., Ltd., Shanxi Gas Group Co., Ltd., and Shanxi International Energy Group Gasification Investment Management Co., Ltd.

Financial Results for the Six Months Ended June 30, 2021 and 2020

The following table presents a summary of our results of operations for the six months ended June 30, 2021 and 2020.

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Revenue	$38,928,649	$13,474,036
Cost of revenue	20,664,964	5,454,400
Gross profit	18,263,685	8,019,636
Operating expenses	6,236,086	3,747,443
Income from operations	12,027,599	4,272,193
Other income (expense), net	1,297,044	183,454
Income before provision for income taxes	13,324,643	4,455,647
Provision for income taxes	2,844,560	307,354
Net income from continuing operations	10,480,083	4,148,293
Loss from discontinued operations, net of tax	-	(10,294,489)
Net Income (loss)	$10,480,083	$(6,146,196)

Revenues

	For the six months ended June 30,
	2021	2020
	Unaudited	Unaudited
Small and medium enterprise financing solutions	$36,615,078	$13,259,133
Supply chain financing solutions	2,313,136	193,783
Other financial solutions	435	21,120
Total revenue	$38,928,649	$13,474,036

Total revenue for the six months ended June 30, 2021 was $38.9 million, an increase of $25.4 million or 188.9%, from $13.5 million for the six months ended June 30, 2020. The Company provides a set of financing solutions to SMEs, including design, issuance, distribution, and management of financial products. For the six months ended June 30, 2021, the revenue from SME financing solution services increased by $23.3 million, or 176.1%, from $13.3 million for the six months ended June 30, 2020 to $36.6 million in the comparable period in 2021 as a result of the increased demand from SME customers to seek alternative financing solutions to bank financing.

The Company commenced its supply chain solution business in January 2020. With a focus on finance and industry linkages, the Company aims to serve the upstream and downstream of the supply chain industry while facilitating supply-side sub-sector reform. Revenue generated from supply chain solutions includes financing and management services to downstream venders. During the six months ended June 30, 2021, revenue from the supply chain solutions was $2.3 million, increased by $2.1 million, or 1093.7%, from $0.2 million in the same period of last year primarily due to the Company’s expansion of its supply chain solution business in various industries such as the energy industry and retail industry.

Cost of revenue

Cost of revenue is primarily comprised of direct operational costs, direct costs associated with staff who design and manage the SME financing solutions, supply chain solutions and other financing solutions business and sales related taxes, office rent and expenses. For the six months ended June 30, 2021, cost of revenue was $20.7 million, increased by $15.2 million, or 278.9%, from $5.5 million for the six months ended June 30, 2020, primarily attributable to the increased revenue and more operational cost and staff cost incurred in the first half of fiscal 2021.

Gross Profit

For the six months ended June 30, 2021, gross profit was $18.3 million, increased by $10.3 million or 127.7% from $8.0 million for the six months ended June 30, 2020, consistent with the growth in revenue. Gross margin was 46.9% and 59.5% for the six months ended June 30, 2021 and 2020, respectively. The decrease in gross margin in the first half of fiscal 2021 was primarily due to more direct cost and staff expenses incurred in the SME financing services.

Operating Expenses

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Selling expenses	$1,769,400	$450,426
General and administrative expenses	3,830,198	3,084,253
Research and development expenses	636,488	212,764
Total operating expenses	$6,236,086	$3,747,443

Operating expenses are comprised of advertising and marketing costs, administrative compensation, office rent and expenses, R&D expenses and professional fees. Total operating expenses were $6.2 million for the six months ended June 30, 2021, increased by $2.4 million or 66.4%, from $3.7 million in the same period of the prior year. The increase in the operating expenses was primarily attributable to an increase of $1.3 million in selling expenses due to more marketing and promotion in the first half of fiscal 2021 and an increase of $0.7 million in the general and administrative expense due to increased professional fees and staff compensation in the first half of fiscal 2021. The increased research and development expenses were primarily used to enhance and develop the functionalities of the Company’s supply chain solution and other financing service Apps and platform.

Net income

For the six months ended June 30, 2021, the Company had net income of $10.5 million as compared to a net loss of $6.1 million in the comparable period in 2020, due to the significant increases in revenue and related gross profit from financing services. In the six months ended June 30,2020, due to the COVID-19 outbreak, the Company’s customers and suppliers in the equipment and engineering businesses experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, and suffered disruptions in their business, which in turn had caused an adverse impact on the Company’s equipment and engineering business. As a result, the Company had a net loss of $6.1 million, which was mainly due to an impairment loss of $9.9 million on the equipment and engineering business’s assets. The Company disposed the equipment and engineering business on November 30, 2020.  Since the equipment and engineering business is considered as discontinued operations, the results of operations related to the discontinued operations, including comparatives, were reported as income (loss) from discontinued operations.

Liquidity and Capital Resources

Financial Condition and Cash Flow

Our principal sources of liquidity are cash flows from operations, and income from short-term investments. As of June 30, 2021, the Company had cash, cash equivalents and restricted cash of $9.9 million, decreased from $22.2 million as of December 31, 2020. In addition, we had payable of approximately $30.5 million, which backed by the bank acceptance notes and due within one year. However, the Company’s short-term investment were $37.7 million as of June 30, 2021, significantly increased from $4.7 million as of December 31, 2020. In assessing our liquidity, the Company monitors and analyzes our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses, and capital expenditure obligations. Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements for the next twelve months from the date of this report.

Substantially all of our operations are conducted in China and all of our revenues, expenses, and cash are denominated in Renminbi (RMB). RMB is subject to the exchange control regulations in China and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

The following table provides summary information about our net cash flows for financial statement periods presented:

	For the Six Months Ended June 30,
	2021	2020
Net cash provided by operating activities	$13,507,030	$1,860,623
Net cash (used in) provided by investing activities	(24,799,790)	6,435,648
Net cash (used in) provided by financing activities	(625,201)	4,374,435
Effect of exchange rate change in cash, cash equivalents and restricted cash	(333,090)	(40,002)
Net change in cash, cash equivalents and restricted cash	$(12,251,051)	$12,630,704

Operating Activities

The Company’s operation cash flow was $13.5 million during the six months ended June 30, 2021, increased by approximately $11.7 million from $1.8 million during the comparable period in 2020 primarily due to the significant growth of revenue and net income in the first half of fiscal 2021.

Investing Activities

Net cash used in investing activities was $24.8 million in the six months ended June 30, 2021, primarily attributable to a net increase of $32.6 million of short term investments in wealth management products and structured deposits issued by financial institutions and commercial banks and the payment of $7.0 million related to the acquisition of Nami only partially offset by $15.0 million received for the disposal of continued operations. For the six months ended June 30, 2020, the Company has net cash provided by investing activities of $6.4 million, primarily from $5.1 million of cash acquired from the acquisition of Nami and the collection of $1.7 million of loans receivable.

Financing activities

Net cash used in financing activities was $0.6 million in the six months ended June 30, 2021, primarily for repayment of due to related parties of $1.4 million partially offset by $0.8 million of proceeds from short term bank loans. Net cash provided by financing activities was $4.4 million in the six months ended June 30, 2020, primarily due to an additional shareholder contribution of $4.6 million and proceeds of $6.5 million from a private placement net of a $6.7 million repayment for related party loans.

Impact of Inflation

We do not believe the impact of inflation on our Company has been material. Almost all our operations are in China and China’s inflation rates have been relatively stable in the last two years: 2.5% in 2020 and 2.9% in 2019.

Impact of Foreign Currency Fluctuations

We do not believe the impact of foreign currency fluctuations on our Company is material. We have not and do not have any foreign currency hedge investments, borrowings, or other hedging instruments. We manage our price risks through productivity improvements and cost-containment measures.

Off-balance Sheet Arrangements

We have not entered any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support or that engages in leasing, hedging or research and development services with us.